TSX.V: MAG

December 22, 2005

N/R# MAG05-20

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

MAG Silver Closes Private Placement and
Accelerates Drill Program in Mexico’s Silver Belt

Vancouver BC, December 22, 2005… MAG Silver Corporation (MAG-TSXV) announces the closing of a previously announced private placement for 6,494,749 units in the amount of $6,494,749. The funds will be allocated to advancing MAG’s silver projects in Mexico.

Each unit is comprised of one common share and one half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $1.35 for a period of 18 months until June 21, 2007.

The brokered portion of the financing was led by Pacific International Securities Inc. and included Raymond James Ltd. and Salman Partners Inc. as agents (the “Agents”), raising $4,217,000. The non-brokered portion of the private placement amounted to $2,277,749.

The Company paid a 7.0% commission to the Agents on the brokered portion of this placement comprised of $210,340 in cash and $84,850 in units of the offering. The Agents will also receive 295,190 compensation options, each exercisable into one common share at a price of $1.35 for a period of 18 months until June 21, 2007.

All securities issued in this private placement will be subject to a four-month hold period expiring April 22, 2006 in compliance with NI 45-102. As a result of this placement the Company now has 36,191,648 common shares issued and outstanding and 41,931,138 shares on a fully diluted basis.

“The Company is now well positioned to rapidly advance its projects in Mexico,” said Dan MacInnis, President of MAG Silver. “We are accelerating our 2006 plans for more drilling on the projects we operate in Mexico, including the Batopilas native silver property where a drilling program is now underway. We also anticipate results in the New Year from drilling now underway by joint venture partner Peñoles on our Juanicipio property.”

“We are pleased to close this placement and appreciate the support of such a strong syndicate and we welcome many new shareholders,” said Dan MacInnis.

This press release, required by applicable Canadian securities law, is not for distribution to U.S news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

About MAG Silver Corp.

MAG is a silver exploration company focused on projects located within the Mexican Silver Belt. The MAG Silver land inventory is located in mining districts with historical and ongoing large-scale high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premiere silver explorers in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V as MAG.

On behalf of the Board of

MAG Silver Corp.:

“Daniel MacInnis”

President & CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.